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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          MultiMedia Access Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   625444 10 4
                                 --------------
                                 (CUSIP Number)


                     Glenn A. Norem, Chief Executive Officer
                2665 Villa Creek, Suite 200, Dallas, Texas 75234
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                     2/4/97
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 625444 10 4                                          PAGE 2 OF 5 PAGES
          ------------                                             ---  ---

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Fred Kassner
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[ ]
                                                             (b)[ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

                 PF
--------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) / /

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 USA
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
       NUMBER OF
         SHARES                          1,906,266
      BENEFICIALLY        ----- ------------------------------------------------
        OWNED BY           8    SHARED VOTING POWER
          EACH
       REPORTING                           0
         PERSON           ----- ------------------------------------------------
          WITH             9    SOLE DISPOSITIVE POWER

                                         1,906,266
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POSER

                                          0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,906,266
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES*
        []


--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 19.5%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
ITEM 1.  SECURITY AND ISSUER

Title of the class of equity securities: MMAC Common stock.

Address of Issuer: MultiMedia Access Corporation, 2665 Villa Creek, Suite 200, Dallas, Texas 75234

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name: Fred Kassner

         (b) Residence or business address: 69 Spring Street, Ramsey, New Jersey 07446

         (c) Present  principal  occupation or  employment:  President,  Liberty
             Travel

         (d) No

         (e) No

         (f) U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Kassner acquired 20,000 shares of Common Stock of the Company in a private placement in March of 1994. Mr. Kassner acquired an additional 1,054,528 shares in the Company's 1995-1996 private placement. These shares were acquired with the personal funds of Mr. Kassner.

         Mr. Kassner also acquired 43,478 shares of Common Stock and 43,478 redeemable common stock purchase warrants upon the conversion of $200,000 aggregate principal amount of Convertible Debt at the initial public offering price in February 1997. Mr. Kassner also acquired 217,391 shares of Common Stock and 217,391 redeemable common stock purchase warrants upon the conversion of $1,000,000 principal amount of Convertible Bridge Debt at the initial public offering price in February 1997.

         Mr. Kassner holds warrants to purchase an additional 365,000 shares of Common Stock of the Company at a price of $3.00 per share. Mr. Kassner was granted these warrants as an incentive to enter into various financing transactions with the Company.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Kassner acquired the Common Stock and Warrants as a personal investment and in connection with various financing transactions with the Company.

         (a) As stated above, Common Stock underlying warrants to purchase an aggregate of 575,869 shares of Common Stock are included in Mr. Kassner's beneficial holdings.

         (b)      No plans                  (g)      No changes

         (c)      No plans                  (h)      No plans

         (d)      No plans                  (i)      None

         (e)      No plans                  (j)      None

         (f)      No plans


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Kassner beneficially owns 1,906,266 shares of Common Stock, or 19.5% of the outstanding Common Stock of the Company.

         (b) Mr. Kassner has the sole power to vote 1,330,397 shares of Common Stock of the Company, or 14.4% of the Common Stock of the Company. Assuming the exercise of all warrants exercisable on or before June 15, 1997, he will hold sole voting power over 1,906,266 shares of Common Stock, or 19.5% of the Common Stock of the Company.

         (c) During the last sixty days, Mr. Kassner has sold 50,000 Redeemable Common Stock Purchase Warrants of the Company and 5,000 shares of Common Stock of the Company.

         (d) No such person exists.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

             None.


                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.



                                                BY: /s/ Fred Kassner
                                                   ---------------------------
                                                        Fred Kassner